                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                                 Amendment No. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                CDKNET.COM, INC.

        (Exact name of small business issuer as specified in its charter)

            DELAWARE                            22-3586087
            --------                            ----------

     (State or other jurisdiction of          (I.R.S. Employer
     incorporation or organization)           Identification No.)

                          595 Stewart Avenue, Suite 710
                             Garden City, N.Y. 11530
                                 (516) 222-2345
                                 WWW.CDKNET.COM

                          (Address, including zip code,
                   telephone number, including area code, and
                          web address of the principal
                      executive offices of the registrant)

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $.0001

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders CDKNET.COM, INC.

We have audited the accompanying consolidated balance sheet of CDKNET.COM, INC. and Subsidiaries (the "Company") as of June 30, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. As discussed in Note 11, the Company's consolidated statements of operations, stockholders' equity and cash flows for the period October 1, 1997 (date of inception) to June 30, 1998 were reaudited and restated.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CDKNET.COM, INC. and Subsidiaries as of June 30, 1999, and the consolidated results of their operations and their consolidated cash flows for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, in conformity with generally accepted accounting principles.

As shown in the consolidated financial statements, since inception the Company has sustained significant losses and used substantial amounts of cash in operations. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainty as to the Company's ability to raise additional financing and sustain profitable operations, as discussed in Note 1 to the consolidated financial statements, raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.

/s/ GRANT THORNTON LLP

Melville, New York
September 21, 1999, except for Note 12(c) and (d), as to which the date is October 5, 1999

                        CDKNET.COM, INC. and Subsidiaries

                           CONSOLIDATED BALANCE SHEET

                                  June 30, 1999


                                                          ASSETS

CURRENT ASSETS
    Cash                                                                                 $     231,347
    Accounts receivable                                                                         19,000
    Due from officer                                                                            11,600
    Prepaid expenses and other current assets                                                    9,907
                                                                                         -------------

         Total current assets                                                                  271,854

FURNITURE AND EQUIPMENT - at cost,
    less accumulated depreciation and amortization of $152,286                                 489,053

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED,
    less accumulated amortization of $1,472,753                                              5,668,504

INTANGIBLE ASSETS, less accumulated amortization of $452,467                                   919,736

OTHER ASSETS
    Deferred financing costs, less accumulated amortization of $37,400                         210,750
                                                                                          ------------

                                                                                          $  7,559,897
                                                                                          ------------
                                                                                          ------------

                                           LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                                      $    220,778
    Accrued expenses and other current liabilities                                             415,334
    Due to related party                                                                       125,000
    Current portion of long-term debt and capitalized lease obligations                         67,939
                                                                                          ------------

          Total current liabilities                                                            829,051

LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS,
    net of current portion                                                                     205,416

SUBORDINATED CONVERTIBLE DEBENTURES                                                          1,671,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock - par value $.0001 per share; authorized
       5,000,000 shares; none issued                                                                 -
    Common stock - par value $.0001, per share; authorized,
       40,000,000 shares; 14,046,906, shares issued and outstanding                              1,405
    Additional paid-in capital                                                              12,185,100
    Accumulated deficit                                                                     (7,332,075)
                                                                                          ------------

                                                                                             4,854,430
                                                                                          ------------

                                                                                          $  7,559,897
                                                                                          ------------
                                                                                          ------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                        CDKNET.COM, INC. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                                                Period
                                                                                                            October 1, 1997
                                                                                                               (date of
                                                                                                             inception) to
                                                                                     Year ended                June 30,
                                                                                      June 30,                   1998,
                                                                                        1999                  as restated
                                                                                      ---------              --------------


Net revenues                                                                         $    474,344            $     616,137
Cost of revenues                                                                          288,762                  415,769
                                                                                      -----------             ------------

         Gross profit                                                                     185,582                  200,368

Selling, general and administrative expenses                                            3,257,551                1,580,478
Depreciation and amortization                                                           1,981,130                  133,776
                                                                                       ----------              -----------

         Loss from operations                                                          (5,053,099)              (1,513,886)

Other expense (income)
    Interest expense (income), including interest relating to
      beneficial conversion and debt discount of
      $1,038,008 in 1999                                                                1,094,501                     (461)
    Minority interest in loss of subsidiary                                                                       (328,950)
                                                                                       ----------              -----------

         NET LOSS                                                                     $(6,147,600)             $(1,184,475)
                                                                                       ----------              -----------
                                                                                       ----------              -----------

Basic and diluted earnings (loss) per share                                               $(.46)
                                                                                           -----
                                                                                           -----

Weighted-average shares outstanding -
    basic and diluted                                                                  13,282,176
                                                                                       ----------
                                                                                       ----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                        CDKNET.COM, INC. and Subsidiaries

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

          Period October 1, 1997 (date of inception) to June 30, 1998 and year ended June 30, 1999


                                                                                         Additional                      Total
                                                       Common Stock       Member          paid-in       Accumulated   stockholders'
                                                     Shares    Amount    Capital          Capital         Deficit        Equity
                                                   ----------  ------   -----------     -----------     -----------   -----------

Balance, October 1, 1997

Issuance of membership interest in Creative
   Technology, LLC                                                      $ 1,735,000                                   $ 1,735,000
Common stock issued for exchange of member
    capital of Creative Technology, LLC             6,000,000   $ 600    (1,735,000)  $  1,734,400
Common stock issued in merger with
    International Pizza Group, Inc.                 3,999,985     400                      222,788                        223,188
Common stock issued for purchase of
    minority interests                              1,300,363     130                    3,146,571                      3,146,701
Compensation related to stock option plan                                                  147,000                        147,000
Net loss, as restated                                                                                   $(1,184,475)   (1,184,475)
                                                   ----------  ------   -----------     -----------     -----------   -----------


Balance, June 30, 1998                             11,300,348   1,130         -          5,250,759       (1,184,475)    4,067,414

Common stock and stock warrants issued for
    purchase of fixed assets                           75,000       8                      143,742                        143,750
Common stock issued for purchase of minority
    interests                                       1,883,635     188                    4,505,934                      4,506,122
Debt discount                                                                            1,142,008                      1,142,008
Conversion of subordinated debentures                 476,358      48                      324,952                        325,000
Common stock and stock warrants issued for
    financing costs                                    16,667       2                       50,898                         50,900
Exercise of stock options                             116,084      12                       69,988                         70,000
Compensation related to stock option plan                                                  201,000                        201,000
Common stock and stock warrants issued for
    services                                          175,000      17                      395,698                        395,715
Common stock issued in lieu of cash interest            3,814                                9,121                          9,121
Stock warrants issued for termination agreement                                             91,000                         91,000
Net loss                                                                                                 (6,147,600)   (6,147,600)
                                                   ----------  ------   -----------     -----------     -----------   -----------


Balance, June 30, 1999                             14,046,906  $1,405   $     -         $12,185,100     $(7,332,075)  $ 4,854,430
                                                   ----------  ------   -----------     -----------     -----------   -----------
                                                   ----------  ------   -----------     -----------     -----------   -----------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                        CDKNET.COM, INC. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                                Period
                                                                                                            October 1, 1997
                                                                                                               (date of
                                                                                                             Inception) to
                                                                                     Year Ended                June 30,
                                                                                      June 30,                   1998,
                                                                                        1999                  As Restated
                                                                                     -----------             -------------



Cash flows from operating activities                                                 $(6,147,600)            $(1,184,475)
    Net loss
    Adjustments to reconcile net loss to net
       cash used in operating activities
          Depreciation and amortization                                                1,981,130                 133,776
          Amortization of debt discount                                                1,038,008
          Uncollectible advances                                                          29,033                 160,307
          Compensation related to stock option plan                                      201,000                 147,000
          Common stock and stock warrants issued for services                            395,715
          Common stock issued in lieu of cash interest                                     9,121
          Stock warrants issued for termination agreement                                 91,000
          Minority interest in loss of consolidated subsidiary                                                  (328,950)
          Changes in assets and liabilities
              (Increase) decrease in accounts receivable                                  86,744                (105,744)
              (Increase) decrease in inventory                                             3,883                  (3,883)
              (Increase) in due from officer                                             (11,600)
              (Increase) decrease in prepaid expenses and other
                current assets                                                            16,187                 (26,094)
              Increase in accounts payable                                                42,020                 171,258
              Increase in accrued expenses and other
                current liabilities                                                       76,328                 344,696
                                                                                     -----------             -----------

                                                                                       3,958,569                 492,366
                                                                                     -----------             -----------

         Net cash used in operating activities                                        (2,189,031)               (692,109)
                                                                                     -----------             -----------

Cash flows from investing activities
    Purchase of furniture and equipment                                                 (212,407)                (43,832)
    Advances to related party                                                            (29,033)               (848,541)
                                                                                     -----------             -----------

         Net cash used in investing activities                                          (241,440)               (892,373)
                                                                                     -----------             -----------

Cash flows from financing activities
    Proceeds from notes payable                                                          791,938                  93,750
    Repayment of notes payable                                                          (491,465)
    Proceeds from subordinated convertible debentures                                  2,100,000
    Deferred financing costs                                                            (197,250)
    Principal payments on capitalized lease obligations                                  (10,672)
    Proceeds from issuance of common stock                                                                     1,959,999
                                                                                     -----------             -----------

         Net cash provided by financing activities                                     2,192,551               2,053,749
                                                                                     -----------             -----------

         NET INCREASE (DECREASE) IN CASH                                                (237,920)                469,267
                                                                                     -----------             -----------

Cash at beginning of period                                                              469,267               -
                                                                                     -----------             -----------

Cash at end of period                                                                $   231,347             $   469,267
                                                                                     -----------             -----------
                                                                                     -----------             -----------


                        CDKNET.COM, INC. and Subsidiaries


                                                                                                                Period
                                                                                                            October 1, 1997
                                                                                                               (date of
                                                                                                             inception) to
                                                                                     Year Ended                June 30,
                                                                                      June 30,                   1998,
                                                                                        1999                  As Restated
                                                                                    -----------             ---------------

Supplemental disclosures of cash flow information:
    Cash paid during the period for
       Interest                                                                     $     36,055                       -
       Income taxes                                                                            -                       -
Noncash investing and financing transactions:
    Fixed asset acquisitions financed through capitalized lease
      obligations                                                                        113,553
    Common stock and stock warrants issued for purchase
      of fixed assets                                                                    143,750
    Common stock issued for purchase of minority interest                              4,506,122            $3,146,701
    Debt discount                                                                      1,142,008
    Issuance of stock upon conversion of subordinated debentures                         325,000
    Common stock and stock warrants issued for financing costs                            50,900
    Exercise of stock options for debt extinguishment                                     70,000
    Purchase of business, net of cash acquired                                                               1,500,000
    Contribution of notes for ownership interest                                                               805,516
    Exchange of ownership interest for outstanding debt advances                                              (800,000)


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                        CDKNET.COM, INC. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  June 30, 1999



NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     CDKNET.COM, INC. and Subsidiaries, formerly named Technology Horizons, Inc. (collectively the "Company"), is a New York-based Internet company that provides products to its worldwide customers utilizing its internally developed multimedia technology, CDK-TM-. The technology provides for the enhanced integration of audio, video and Internet connectivity on a standard compact disc ("CD").

     The Company's consolidated financial statements include the accounts of CDKNET.COM, INC. ("CDK") and its wholly-owned subsidiaries, Creative Technology, LLC ("Creative"), a limited liability company, and CDKnet, LLC ("CDKnet"), a limited liability company. CDKnet became a wholly-owned subsidiary after a series of acquisitions completed through July 1998.

     Creative was formed October 1, 1997 with cash capital contributions of $1,735,000. On November 11, 1997, Creative, Kelly Music & Entertainment, Inc. ("KME"), and certain stockholders of KME formed CDKnet, which is the operating entity. Creative acquired a 40% capital interest and voting control in CDKnet for $1,500,000. On May 21, 1998, CDK, which was formed to be the corporate owner of Creative, and the members of Creative exchanged their ownership interest for 6 million shares of CDK's common stock.

     The Company has incurred net losses of $6,147,600 and $1,184,475 during the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, respectively. Since June 30, 1999, the Company has had no revenues. For the year ended June 30, 1999, and the period October 1, 1997 (date of inception) to June 30, 1998, net cash used in operating activities was $2,189,031 and $692,109, respectively. The Company's cash requirements were primarily financed though the sale of subordinated convertible debentures and common stock aggregating approximately $4,060,000. The Company does not maintain a credit facility with any financial institution. The Company continues to incur expenses with respect to new product development. As a result of the continued losses, the use of significant cash in operations and the lack of sufficient funds to execute its business plan, among other matters, there is substantial doubt about the Company's ability to continue as a going concern. No adjustments have been made with respect to the consolidated financial statements to record the results of the ultimate outcome of this uncertainty.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999

NOTE 1 (CONTINUED)

     Management's plans to remain a going concern require additional financing until such time as sufficient cash flows are generated from operations. Financings are anticipated to be in the form of additional debt and equity; however, there can be no assurances that the Company will be able to obtain sufficient financing to execute its business model, which is still in an evolving stage. However, management believes that it will be able to secure sufficient funding for operations at least for the next twelve months. Further, management believes that operating expenses could be reduced to fundable levels, if necessary. Subsequent to June 30, 1999, the Company focused primarily on new product development and implemented a marketing plan, including the hiring of marketing and sales personnel. Further, the Company will need to build its brand name, provide scalable, reliable and cost-effective services, continue to grow its infrastructure to accommodate customers and increased use of its products and services, expand its channels of distribution, and retain and motivate qualified personnel.

     Subsequent to June 30, 1999, the Company issued 332,000 shares of common stock and received net proceeds of $300,000. Further, the Company's CEO and other parties have committed to invest $200,000.

     In addition to the above equity financing, the Company also anticipates the need to raise additional funds through public or private debt or equity financing in order to take advantage of unanticipated opportunities, including more rapid expansion or acquisitions of complementary businesses or technologies, or to develop new or enhanced services and related products, or otherwise respond to unanticipated competitive pressures. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to take advantage of unanticipated opportunities, develop new or enhanced services and related products, or otherwise respond to unanticipated competitive pressures and the Company's business, operating results and financial condition could be materially adversely affected.


NOTE 2 - MERGERS AND ACQUISITIONS

     a. On November 11, 1997, CDKnet acquired certain assets of KME in exchange for issuing to KME a 40% ownership interest in CDKnet valued at $1,500,000. The assets acquired, including fixed assets and intellectual property, represented the principal business of KME. No liabilities were assumed in

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



     NOTE 2 (CONTINUED)

         connection with this acquisition. In addition, key employees of KME became employees of CDKnet. CDKnet accounted for the acquisition as a purchase. Creative, which controlled CDKnet under the terms of the operating agreement, accounted for the results of operations from the date of acquisition. The fair values of the intangible assets acquired are being amortized on a straight-line basis over five years.

         On the above date, certain principals of KME contributed certain collateralized notes of KME aggregating $712,000 (see Note 2(d)) in exchange for an equivalent dollar ownership interests in CDKnet. As substantially all of the assets of KME consisted of membership interests in CDKnet, the notes were recorded as a reduction of the equity of CDKnet. Such notes were later used to redeem a portion of the membership interest of these individuals.

     b. On May 21, 1998, International Pizza Group, Inc. ("IPGI"), a nonoperating public company with net assets (principally cash) of approximately $225,000, acquired 100% of the outstanding common stock of CDK (the "Acquisition") and changed its name to CDK. The Acquisition resulted in the owners and management of CDK having effective control of the combined entity. Under generally accepted accounting principles, the Acquisition is considered to be a capital transaction in substance, rather than a business combination. That is, the Acquisition is equivalent to the issuance of stock by CDK for the net monetary assets of IPGI, accompanied by a recapitalization, and accounted for as a change in capital structure. Accordingly, the accounting for the Acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse acquisition accounting, the post-reverse-acquisition comparative historical financial statements of the "legal acquirer," IPGI, are those of the "accounting acquiree," CDK. Accordingly, the financial statements of CDK for the period from October 1, 1997 (date of inception) to June 30, 1998 are the historical financial statements of CDK for the same period.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 2 (CONTINUED)

     c. On June 3, 1998, the Company acquired the minority interests of two members of CDKnet for $3,146,701. The consideration was paid through the issuance of 1,300,363 shares of common stock. As a result of the acquisition, the sellers held a reduced percentage ownership interest in the Company. The Company accounted for the acquisition as a purchase. The excess of the consideration over the estimated fair value of the net assets acquired in the amount of $2,670,135 has been recorded as cost in excess of fair value of net assets acquired and is being amortized on a straight-line basis over five years.

     d. On July 8, 1998, the Company entered into an agreement, subsequently amended (the "Agreement"), based on terms previously agreed upon with KME, to acquire the remaining minority interest for $5,171,122. The consideration was (1) the retirement of $600,000 of notes (2) issuance of 1,883,635 shares of the Company's common stock and (3) a cash payment of $65,000. The amendment provided for the waiver of previously agreed upon registration rights on common stock in excess of 250,000 shares, terminated any and all demand registration rights with certain stockholders of KME and released the Company from any and all claims, liabilities, demands and causes of action known or unknown which KME could assert in the future, as defined.

         The Company accounted for the acquisition as a purchase. The excess consideration over the estimated fair value of the net assets acquired of $4,471,122 has been recorded as cost in excess of fair value of net assets acquired and is being amortized on a straight-line basis over five years.

         The following (unaudited) pro forma information has been prepared assuming that the acquisition of KME and the minority interests had occurred as of October 1, 1997, after giving effect to certain adjustments, including amortization of goodwill. The (unaudited) pro forma information is presented for informational purposes only and is not necessarily indicative of what would have occurred if the transactions had been made as of October 1, 1997.



                  Net revenues                   $    616,137
                  Net loss                         (3,117,078)


                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the Company's significant accounting policies:

     REVENUE RECOGNITION

     The Company recognizes revenue on the date the product is shipped to the customer.

     During the year ended June 30, 1999, two customers accounted for approximately 51% and 16% of net revenues, respectively. For the period October 1, 1997 (date of inception) to June 30, 1998, one customer accounted for approximately 95% of the Company's net revenues.

     RESEARCH AND DEVELOPMENT COSTS

     Research and development costs include expenses incurred by the Company to develop new products and enhance the Company's existing products.
     Research and development costs are expensed as incurred. During the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, such costs aggregated approximately $211,000 and $132,000, respectively.

     INCOME TAXES

     CDK files separate Federal, state and city corporate income tax returns. Creative and CDKnet file separate Federal, state and city (where applicable) partnership income tax returns. Earnings or losses from these limited liability companies pass through directly to CDK.

     The Company follows the asset and liability method of accounting for income taxes by applying statutory tax rates in effect at the balance sheet date to differences among the book and tax bases of asset and liabilities. The resulting deferred tax liabilities or assets are adjusted to reflect changes in tax laws or rates by means of charges or credits to income tax expense. A valuation allowance is recognized to the extent a portion or all of a deferred tax asset may not be realizable.

     USE OF ESTIMATES

     The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the Company uses.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 3 (CONTINUED)

     EARNINGS (LOSS) PER COMMON SHARE

     Basic loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed using the weighted average number of shares of common stock, adjusted for the dilutive effect of potential common shares issued or issuable pursuant to stock options and stock warrants. Loss per share has not been shown for the period October 1, 1997 (date of inception) to June 30, 1998, as the Company operated as a limited liability company/partnership for substantially the entire period. All potential common shares have been excluded from the computation of diluted loss per share as their effect would be antidilutive and, accordingly, there is no reconciliation of basic and diluted loss per share for each of the periods presented. Potential common shares that were excluded from the computation of diluted loss per share consisted of stock options and stock warrants outstanding, aggregating 2,824,914 and 1,200,000 as of June 30, 1999 and June 30, 1998, respectively (see Note 8).

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Due to the substantial doubt as to the Company's ability to continue as a going concern, it is not practicable to estimate the fair value of the Company's financial liabilities. Information concerning their terms is contained in Notes 5 and 6.

     FURNITURE AND EQUIPMENT

     Furniture and equipment are recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of furniture or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Furniture and equipment are depreciated using the straight-line method over their estimated useful lives, which range from three to seven years. Leasehold improvements are amortized over the term of the related lease or the useful life of the improvements, whichever is shorter.

     COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

     The cost in excess of fair value of net assets acquired ("goodwill") is being amortized on a straight-line basis over five years.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 3 (CONTINUED)

     INTANGIBLE ASSETS

     Intangible assets, principally intellectual property acquired in connection with an acquisition, are being amortized over the estimated useful life of five years.

     On an ongoing basis, management reviews the valuation and amortization of goodwill and intangible assets to determine the possible impairment by considering current operating results and comparing the carrying value to the anticipated undiscounted cash flows of the related assets.

     DEFERRED FINANCING COSTS

     The costs associated with completed financings are being amortized ratably over the term of the financing.


NOTE 4 - FURNITURE AND EQUIPMENT

     Furniture and equipment consist of the following at June 30, 1999:


                       Furniture                                                                $    5,295
                       Equipment                                                                   629,751
                       Leasehold improvements                                                        6,293
                                                                                                 ---------

                                                                                                   641,339
                       Less accumulated depreciation and amortization                              152,286
                                                                                                 ---------

                                                                                                  $489,053
                                                                                                 ---------
                                                                                                 ---------



     Depreciation expense for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998 was $123,999 and $28,287, respectively.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 5 - LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

     TERM LOAN

     In June 1999, the Company entered into a term loan with a lender. Borrowings aggregating $175,000 under the agreement, which are collateralized by the equipment and $145,000 in cash collateral provided by the Company's CEO, are repayable in monthly installments of approximately $3,500 including interest at 7.86% through March 2004.

     CAPITALIZED LEASE OBLIGATIONS

     The Company leases certain equipment under leases accounted for as capital leases. The obligations require the Company to make monthly payments of approximately $3,000 through May 2002.

     The following is a summary of aggregate annual maturities of long-term debt and capitalized lease obligations as of June 30, 1999.


                      Year ending June 30,


                          2000                                               $  83,418
                          2001                                                  78,745
                          2002                                                  75,719
                          2003                                                  42,440
                          2004                                                  31,826
                                                                              --------
                                                                               312,148
                          Less amounts representing interest                    38,793
                                                                              --------
                                                                               273,355
                          Less current portion                                  67,939
                                                                              --------
                                                                              $205,416
                                                                              --------
                                                                              --------



     Interest paid for the year ended June 30, 1999 was approximately $2,500.


NOTE 6 - SUBORDINATED CONVERTIBLE DEBENTURES

     6.00% SUBORDINATED CONVERTIBLE DEBENTURES

     During the period September 4, 1998 through January 21, 1999, the Company issued $600,000 in 6% Subordinated Convertible Debentures due September 1, 2003 with detachable five-year warrants (the "Notes") to purchase 60,000 shares of common stock of the Company at an exercise price of $3.00 per share. The Notes are immediately convertible into common stock of the Company at an effective

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 6 (CONTINUED)

     conversion price of the lower of (i) 70% of the average current market price of the Company's common stock during the five days preceding the date of the original issuance, or (ii) 75% of the average current market price during the five-day trading period ending one trading day preceding the date the Notes are converted. The agreement contains antidilution provisions whereby the conversion price is subject to (downward) adjustment in certain circumstances. The Company may redeem the Notes at any time for 120% of the principal amount of the Notes plus accrued interest. The Notes are subordinated to the claims and rights of all Senior Debt, as defined by the underlying agreement. In addition, the agreement contains covenants limiting the Company's ability to pay dividends, incur new debt, enter into certain transactions and reacquire common or preferred stock of the Company. If an event of default occurs beyond a stated cure period the notes shall become payable at the option of the holder. An event of default includes, among others, the Company having its common stock suspended from an exchange or over-the-counter market (see Note 12(d)).

     In connection with the agreement, the Company recorded a discount on the Notes in the aggregate amount of $238,000 resulting from the allocation of proceeds of $203,000 to a beneficial conversion feature and the fair value of the underlying warrants of $35,000. Due to the immediate conversion rights under the agreement, the discount attributed to the beneficial conversion feature was expensed on the date of issuance. The carrying value of the Notes is being accreted to the face value of $600,000 using the interest method over the life of the Notes. The accretion in fiscal 1999 was $20,000.

     During the period from issuance to June 30, 1999, $325,000 in debentures plus accrued interest of $2,500 was converted into 480,172 shares of the Company's common stock.

     In connection with the sale of the Notes, the Company incurred fees of $60,000 and issued five-year warrants to purchase 30,000 shares of the Company's common stock at $3.00 per share. The Company computed the approximate fair value of the warrants issued to be $19,650 using the Black-Scholes method.

     5.75% SUBORDINATED CONVERTIBLE DEBENTURE

     On February 2, 1999, the Company issued a $1,500,000, 5.75% Subordinated Convertible Debenture due February 1, 2009 with detachable four-year warrants (the "Debenture") to purchase 100,000 shares of common stock of the Company at an exercise price of $1.75 per share. The Debenture is immediately convertible into common stock of the Company at an effective conversion price of the lower of (i) $1.30, or, (ii) subsequent to November 1, 1999, 75% of the average current market price during the five-day trading period ending one trading day preceding the date the Debenture is converted (limited to a minimum conversion price of $.60 through July 1, 2000). The agreement contains

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 6 (CONTINUED)

     antidilution provisions whereby the conversion price is subject to (downward) adjustment in certain circumstances. The Company may redeem the Debenture at any time for 150% of the principal amount of the Debenture plus accrued interest. In addition, the Company, at its option, may convert the Debenture into shares of 5.75% Convertible Preferred Stock having the same rights as the Debenture. The Debenture is subordinated to the claims and rights of all Senior Debt, as defined by the underlying agreement. In addition, the agreement contains covenants limiting the Company's ability to pay dividends, incur new debt, enter into certain transactions and reacquire common or preferred stock of the Company. If an event of default occurs beyond a stated cure period the notes shall become payable at the option of the holder. An event of default includes, among others, the Company having its common stock suspended from an exchange or over-the-counter market (see Note 12(d)).

     In connection with the agreement, the Company recorded a discount on the Debenture in the aggregate amount of $756,000, resulting from the allocation of proceeds of $663,000 to a beneficial conversion feature and the fair value of the underlying warrants of $93,000. Due to the immediate conversion rights under the agreement, the discount attributed to the beneficial conversion feature was expensed on the date of issuance. The carrying value of the Debenture is being accreted to the fair value of $1,500,000 using the interest method over the life of the Debenture. The accretion in fiscal 1999 was $4,000.

     In connection with the sale of the Debenture, the Company incurred fees of $135,000 and issued 16,667 shares of the Company's common stock having a market value of $31,250.

     Under terms of a registration rights agreement, the Company was required to have an effective registration statement for the shares issuable upon conversion of the Debentures by July 25, 1999 or incur daily penalties, as stated. Effective July 26, 1999, the Company is incurring such penalties payable monthly with the issuance of common stock.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 7 - INCOME TAXES

     Temporary differences which give rise to deferred taxes are summarized as follows:


                                                                                        1999                       1998
                                                                                      ---------                  -------
        Deferred tax assets
            Net operating loss and other carryforwards                              $ 1,510,000                 $ 377,000
                                                                                     ----------                  --------

        Net deferred tax assets before valuation allowance                            1,510,000                   377,000
        Less valuation allowance                                                     (1,510,000)                 (377,000)
                                                                                     ----------                  --------

            Net deferred tax asset                                                  $         -                 $       -
                                                                                     ----------                  --------
                                                                                     ----------                  --------



     The Company has recorded a full valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized.

     The Company's effective income tax rate differs from the statutory Federal income tax rate as a result of the following:


                                                                                        1999                      1998
                                                                                      ---------                 --------

        Tax benefit at statutory rate                                               $(2,090,000)                $(403,000)
        Nondeductible expense/nontaxable (income) - net                               1,203,000                    73,000
        State benefit, net of Federal tax effect                                       (246,000)                  (47,000)
        Valuation allowance on net operating loss                                     1,133,000                   377,000
                                                                                     ----------                  --------

                                                                                    $        -                  $       -
                                                                                     ----------                  --------
                                                                                     ----------                  --------



     The provision for Federal income taxes has been determined on the basis of a consolidated tax return. At June 30, 1999, the Company had a net operating loss carryforward for Federal income tax reporting purposes amounting to approximately $3,975,000, expiring from 2018 through 2019. The Internal Revenue Code of 1986, as amended, limits the amount of taxable income the Company may offset with net operating loss carryforwards in any single year. No Federal taxes were paid in the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998.


NOTE 8 - STOCKHOLDERS' EQUITY

     On February 2, 1999, the Company's Board of Directors amended the certificate of incorporation, increasing the number of authorized shares from 20 million to 45 million, of which 5 million are preferred shares.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 8 (CONTINUED)

     WARRANTS

     Warrant activity for the year ended June 30, 1999 is summarized as follows:


                                                                                               Weighted-
                                                                                                average
                                                                                                exercise
                                                                              Shares              Price
                                                                              ------           ---------

          Outstanding at the beginning of the year                                    -            -
               Issued                                                         1,328,498           $.96
               Exercised                                                       (116,084)          $.66
                                                                              ---------

          Outstanding at the end of the year                                  1,212,414           $.99
                                                                              ---------
                                                                              ---------

          Warrants exercisable at year-end                                    1,212,414           $.99
                                                                              ---------
                                                                              ---------

          Weighted-average fair value of warrants
              granted during the year                                                             $.59



     Information, at date of issuance, regarding stock warrant grants during the year ended June 30, 1999 is summarized as follows:


                                                                                               Weighted-           Weighted-
                                                                                                average             average
                                                                                                exercise             fair
                                                                               Shares            Price               Value
                                                                              ---------        ----------          ---------


          Exercise price exceeds market price                                    90,000           $3.00              $.66

          Exercise price equals market price                                    418,498           $ .61              $.35

          Exercise price is less than market price                              820,000           $ .91              $.70


                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 8 (CONTINUED)

     The following table summarizes information about warrants outstanding and exercisable June 30, 1999:


                                                                           Outstanding
                                                                         and exercisable
                                                        ----------------------------------------------
                                                                             Weighted-
                                                                              average            Weighted-
                                                                             remaining            average
                                                          Number              life in            exercise
                                                        outstanding           years                 price
                                                        -----------          -------               ------

         Range of exercise prices
             $.60 to $.85                                   877,414           3.69               $  .69
             $1.00 to $1.25                                 145,000           4.33                 1.03
             $1.75                                          100,000           4.58                 1.75
             $3.00                                           90,000           4.17                 3.00
                                                        -----------

                                                          1,212,414
                                                        -----------
                                                        -----------




     Certain warrant agreements contain a cashless exercise provision, whereby the warrants may be exercised solely by the surrender of the warrants, and without the payment of the exercise price in cash, for that number of warrant shares determined by dividing the difference of the market price of the shares of common stock issuable upon exercise of the warrants and the warrant exercise price by the market price of the common stock on the date of exercise.

     STOCK OPTION PLAN

     In 1998, the Company adopted the 1998 Equity Incentive Plan (the "Plan") for employees, officers, consultants and directors of the Company, pursuant to which the Company may grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock or deferred stock. The Plan provides for each director to be granted (a) director stock options to acquire 20,000 shares of common stock upon the initial acceptance to serve as a member of the Board and (b) director options to acquire additional shares immediately following the date of each annual meeting of shareholders ranging from 10,000 shares in year one to 50,000 shares in year five and thereafter. The total number of shares of the Company's common stock available for distribution under the Plan is 3,000,000. The Plan is administered by the stock option committee of the board, whose members are appointed by the board

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 8 (CONTINUED)

     of directors, which has the authority to designate the number of shares to be covered by each award, the vesting schedule of such award and cashless exercise rights, among other terms. The option period during which an option may be exercised shall not exceed ten years from the date of grant and will be subject to such other terms and conditions of the Plan. In addition, the Plan contains certain acceleration provisions in the event of a "change in control," as defined by the underlying agreement. Unless the stock option committee provides otherwise, option awards terminate when a participant's employment or services end, except that a participant may exercise an option to the extent that it was exercisable on the date of termination for a period of time thereafter if the participant was involuntarily terminated without cause. The Plan will terminate automatically on June 30, 2008.

     Incentive stock option awards are granted at prices equal to or above the fair market value of the stock on the date of grant. Nonqualified stock option awards and director options are granted at prices equal to 80% and 85%, respectively, of the fair market value of the stock on the date of grant. As of June 30, 1999, 1,387,500 shares were available for granting of options under the Plan.

     The Company's stock option awards granted to employees, consultants and directors for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998 are summarized as follows:


                                                                      1999                               1998
                                                          ---------------------------        --------------------------
                                                                           Weighted-                          Weighted-
                                                                              average                            average
                                                                             exercise                           exercise
                                                           Shares             price            Shares             price
                                                           ------             -----            ------             -----


        Outstanding at beginning of year                  1,200,000            $.60                  -             -
            Awards granted                                  412,500            $.85          1,200,000            $.60
                                                        -----------                          ---------

        Outstanding at end of year                        1,612,500            $.67          1,200,000            $.60
                                                        -----------

        Options exercisable at year-end                   1,612,500            $.67          1,200,000            $.60
                                                        -----------                          ---------
                                                        -----------                          ---------

        Weighted-average fair value
             of options granted during
             the year                                                          $.57                               $.42


                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 8 (CONTINUED)

     The following information applies to options outstanding and exercisable at June 30, 1999:


                                                           Outstanding
                                                         and exercisable
                                            ---------------------------------------------
                                                                Weighted-
                                                                 average         Weighted-
                                                                remaining         average
                                             Number              life in          exercise
                                           outstanding            years              price
                                           -----------         -----------        --------

         $ .60                               1,350,000            8.94            $ .60
         $1.00                                 262,500            4.42            $1.00
                                             ---------

                                             1,612,500
                                             ---------
                                             ---------



     At June 30, 1999, there were approximately 5,738,000 shares of common stock reserved for issuance pursuant to outstanding stock warrants, the stock option plan and subordinated convertible debentures.

     The Company accounts for stock-based compensation under the guidelines of APB Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," as allowed by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Accordingly, no compensation expense was recognized concerning stock options granted to key employees and to members of the board of directors, as such stock options were granted to board members in their capacity as directors. Compensation expense of $450,870 and $147,000 was recognized for the year ended June 30, 1999 and the period October 1, 1997(date of inception) to June 30, 1998, respectively, for stock warrants and stock options granted to consultants.

     During the year ended June 30, 1999, the Company issued 175,000 stock warrants to CDKnet's former president in connection with a termination and severance agreement. In addition to severance payments, the Company recorded an expense of $91,000, representing the fair value of the stock warrants with a credit to paid-in capital.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 8 (CONTINUED)

     If the Company had elected to recognize compensation expense based upon the fair value at the grant date for options granted to key employees and to members of the board of directors consistent with the "fair value" methodology prescribed by SFAS No. 123, the Company's net loss and net loss per share for the year ended June 30, 1999 and net loss for the period October 1, 1997 (date of inception) to June 30, 1998 would be reduced to the pro forma amounts indicated below:



                                                                                       1999                    1998
                                                                                     --------                -------

        Net loss
            As reported                                                              $(6,147,600)             $(1,184,475)
            Pro forma                                                                 (6,183,225)              (1,541,475)

        Net loss per common share - basic and diluted
            As reported                                                                   $(.46)
            Pro forma                                                                      (.46)



     The fair value of each stock warrant or option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for: dividend yields of zero in 1999 and 1998; risk-free interest rates ranging from 4.30% to 5.40% in 1999 and 5.70% in 1998; expected terms of 1 to 5 years in 1999 and 5 years in 1998; and expected stock price volatility of 85% in 1999 and 1998.


NOTE 9 - RELATED PARTY TRANSACTIONS

     a. During the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, legal services of $168,393 and $201,039, respectively, were provided by a firm (the "Firm") in which the Company's CEO and principal stockholder is the managing partner. Further, the Firm provided office space and accounting services for which no fees were paid.

         In fiscal 1999, the Company entered into a $150,000 demand loan with the Firm at an interest rate of 11% and issued 150,000 stock warrants at $.66 exercisable through October 1, 2003. The detachable warrants with a fair value of $42,000 were accounted for as additional interest cost with a credit to paid-in capital. At June 30, 1999,the outstanding loan balance is $60,000.

         On May 15, 1998, the Company granted 150,000 stock options issued under the Plan (see Note 8) with an exercise price of $.60 to a partner in the aforementioned law firm for legal services rendered. The fair value of such services was $63,000.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999


NOTE 9 (CONTINUED)

     b. During fiscal 1999, certain stockholders of the Company provided loans to the Company aggregating $200,000. In connection with the loans, the Company granted 200,000 stock warrants with an exercise price of $.66, exercisable through October 1, 2003. The detachable warrants with fair value of $42,057 was accounted for as additional interest cost with a corresponding credit to paid-in capital. The loans were partially repaid and the outstanding balances were satisfied through the exercise of stock warrants.

     c. During the year ended June 30, 1999 and the period October 1, 1997(date of inception) to June 30, 1998, CDKnet provided noninterest-bearing advances to KME of $29,033 and $848,541, respectively. Such advances plus the notes from KME of $712,000 (see Note 2(a) and (d)) were extinguished as follows: 1) $600,000 was deemed consideration in the purchase of KME's interest in CDKnet, 2) $800,000 was accounted for as repurchase by CDKnet of a portion of KME's ownership interest in CDKnet and 3) the remaining amounts of $29,033 in 1999 and $160,307 in 1998 were deemed uncollectible and recorded as uncollectible advances.

     d. In June 1999, the Company entered into a finder's agreement with a consultant, who became CDKnet's president effective as of August 1, 1999, and a third party whereby the Company issued 100,000 stock warrants at an exercise price of $1.00 to the third party upon execution of the agreement and agreed to pay both parties future fees upon consummation of financing, purchase or venture transactions with entities introduced by them, as defined. During the year ended June 30, 1999, the Company recorded an expense of $100,000 representing the fair value of the stock warrants issued.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

     a.  FACILITY AND EQUIPMENT

         The Company occupies its New York City office space under a month-to-month lease with KME. In addition, the Company is leasing telephone equipment on a month-to-month lease with KME. Rent expenses for the office space and equipment for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998 were approximately $145,000 and $124,000, respectively.

     b.  LITIGATION MATTERS

         The Company is involved in claims and disputes which arise in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect of the Company's financial position or results of operations.

                        CDKNET.COM, INC. and Subsidiaries

                                  June 30, 1999



NOTE 11 - RESTATEMENT

     The Company engaged Grant Thornton LLP to reaudit the consolidated financial statements as of June 30, 1998 and for the period October 1, 1997 (date of inception) to June 30, 1998. In connection with the reaudit, management restated such financial statements to record adjustments relating to, among others, the accounting for: stock warrants and options granted, merger and acquisition transactions, and minority interests. The effect of the adjustments increased the net loss, as previously reported from $707,527 to $1,184,475, as restated.


NOTE 12 - SUBSEQUENT EVENTS

     a. Subsequent to June 30, 1999, the Company issued an aggregate of 1,030,000 stock options to the Company's CEO and an employee at an exercise price of $1.00. The quoted market price of the Company's stock at the date of grant was $1.60.

     b. Subsequent to June 30, 1999, CDKnet entered into a two-year employment agreement with its president. The agreement provides for a minimum annual salary of $150,000 and the issuance of 750,000 stock options with an exercise price of $1.00 vesting over the term of the agreement or earlier if a change in control or CDKnet terminates the agreement without cause. The quoted market value of the Company's stock on the date of grant was $1.60. The agreement provides for six months of severance pay. All payments under the agreement are guaranteed by CDK.

     c. On October 1, 1999, the Company gave notice to the holders of the 5.75% Subordinated Convertible Debentures (see Note 6) and exercised its right to call the outstanding Debentures in exchange for 5.75% Convertible Preferred Stock. Under the terms of the Debentures, the Convertible Preferred Stock shall have: (1) liquidation preferences equal to the principal amount of the Debenture, (2) a 5.75% cumulative annual dividend payable quarterly, (3) rights to convert into shares of Common Stock at the same conversion rate as the Debentures and (4) the same redemption rights at the option of the Company.

     d. On October 5, 1999, the Company obtained a sixty-day waiver from the holders of the 6% and 5.75% Subordinated Convertible Debentures to waive any event of default relating to the common stock of the Company being suspended from an exchange or over-the-counter market.

PART III

ITEM 1.           INDEX TO EXHIBITS


Exhibit                                                                        Page
---------                                                                      ----
3.1*      Articles of Incorporation of the Registrant.

3.2*      Amendment to the Articles of Incorporation.

3.3*      By-Laws of the Registrant.

3.4*      Certificate of Merger of the Registrant.

3.5*      Amendment to the Articles of Incorporation.

3.6*      Designation of Series A Preferred Stock.

4.1*      Specimen of common stock certificate.

4.2*      Technology Horizons Corp. Stockholders Agreement dated May 7, 1998.

10.1*     Technology Horizons Corp. 1998 Equity Incentive Plan.

10.2*     Convertible Subordinated Debenture Due February 1, 2009.

10.3*     Registration Rights Agreement between Technology Horizons Corp. and
          Kelly Music & Entertainment Corp. dated September 4, 1998.

10.4*     Assignment Agreement between Kelly Music & Entertainment Corp. and
          Technology Horizons Corp. dated September 4, 1998.

10.5*     Amendment to Registration Rights Agreement between Technology Horizons
          Corp. and Alvin Pock dated October 15, 1998.

10.6*     Amendment to Registration Rights Agreement between Technology Horizons
          Corp. and Robert L. Kelly dated October 15, 1998.

10.7*     Registration Rights Agreement between Technology Horizons Corp. and
          Robert L. Kelly dated June 3, 1998.

10.8*     Registration Rights Agreement between Technology Horizons Corp. and
          Alvin Pock dated June 3, 1998.


                                       26

10.9*     Assignment Agreement between Robert L. Kelly and Technology Horizons
          Corp. dated June 3, 1998.

10.10*    Assignment Agreement between Alvin Pock and Technology Horizons Corp.
          dated June 3, 1998.

10.11*    Assignment Agreement between Kelly Music & Entertainment Corp. and
          CDKnet, LLC, dated June 3, 1998.

10.12*    Employment Agreement, dated August 1, 1999, by and between CDKNET.COM,
          INC. and Shai Bar-Lavi.

10.13*   Finder's Agreement between the Registrant and Shai Bar-Lavi and
         Frederick Smithline dated June 1, 1999.

21*      Subsidiaries of the Registrant

* Incorporated by reference from the Registrant's Registration Statement filed on Form 10-SB on October 7, 1999.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 25th day of October, 1999.

                               CDKNET.COM, INC.
                               A Delaware corporation

                               By:   /s/ Steven Horowitz
                                     -----------------------------------------
                               Name: Steven Horowitz
                                     Chairman, Chief Executive Officer,
                                     Chief Financial Officer and Secretary